SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            Panther Partners, L.P.
                               (Name of Issuer)

                            Panther Partners, L.P.
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)
                                                      With a copy to:
Ms. Edna Parry or
Mr. H. Winston Holt, IV                               Ms. Yukako Kawata, Esq.
Panther Management Company, L.P.                      Davis Polk & Wardwell
101 Park Avenue                                       450 Lexington Avenue
New York, New York 10178                              New York, NY 10017
(212) 984-2500                                        (212) 450-4000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)
                               November __, 1996
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

                           Calculation of Filing Fee


  Transaction Valuation: $150,000,000        Amount of Filing Fee: $30,000

(a) Calculated as the aggregate maximum purchase price for limited partnership interests.
(b)   Calculated as 1/50th of 1% of the Transaction Valuation.

      [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: ____________________________________________________

Form or Registration No.: __________________________________________________

Filing Party: ______________________________________________________________

Date of Filing:

ITEM 1.           Security and Issuer.

     (a) The name of the issuer is Panther Partners, L.P., a closed-end, non- diversified, management investment company organized as a Delaware limited partnership (the "Fund"). The principal executive office of the Fund is located at 101 Park Avenue, New York, New York 10178.

     (b) The title of the securities which are the subject of the Offer to Purchase is limited partnership interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests", as the context requires, shall refer to the limited partnership interests in the Fund and portions thereof which constitute the class of security which is the subject of this tender offer or the limited partnership interests in the Fund or portions thereof which are tendered by limited partners to the Fund pursuant to the Offer to Purchase). As of October 1, 1996, there was approximately $372,507,000 outstanding in capital of the Fund held in the Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $150,000,000 of the Interests which are tendered by and not withdrawn prior to 12:00 Midnight, New York time, on December 31, 1996, subject to any extension of the Offer to Purchase. The purchase price of the Interests tendered to the Fund will be their net asset value as of the close of business on December 31, 1996, if the Offer to Purchase expires on the initial expiration date of December 31, 1996, and otherwise on such later date as corresponds to any extension of the Offer to Purchase.
Payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the Fund's Amended and Restated
Limited Partnership Agreement (the "L.P. Agreement")) in an aggregate amount equal to 97 percent of the estimated unaudited net asset value of the Interests tendered, determined as of the expiration date, which is expected to be 12:00 Midnight, December 31, 1996, payable within five business days after the expiration date (the "Cash Payment"); and (2) a promissory note (the "Note") entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered as of the expiration date, determined based on audited financial statements of the Fund, over (b) the Cash Payment. The Note will be delivered to the tendering limited partner within five business days after the expiration of the Offer to Purchase, will not bear interest or be transferable and will be payable in cash within five business after completion of the audit of the financial statements of the Fund. The audit of the 1996 financial statements of the Fund will be completed within 60 days after the end of the year. The Fund has been informed by its general partners and affiliates that they may tender to the Fund all or any Interests held by them that will be acquired from the 1996 Performance Allocations. A copy of the Offer to Purchase and related Letter of Transmittal are attached hereto as Exhibits A and B, respectively.

     (c) The limited partnership interests in the Fund are not traded in any market, and any transfer thereof is strictly limited by the terms of the L.P. Agreement.

     (d)          Not applicable.

ITEM 2.           Source and Amount of Funds or Other Consideration.

     (a) The purchase price for the Interests acquired pursuant to the Offer to Purchase, which will not exceed $150,000,000 will be derived from: (1) cash on hand; and (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund. The Fund will segregate with its custodian cash or government securities equal to the value of the amount estimated to be paid under any Notes as described above.

     (b) The Fund does not expect to borrow funds to purchase the Interests in connection with the Offer to Purchase.

ITEM 3. Purpose of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

               The purpose of the Offer to Purchase is to provide liquidity to limited partners for Interests as contemplated by and in accordance with the procedures set forth in the Fund's Private Placement Memorandum (the "PPM"). Interests that are tendered to the Fund in connection with the Offer to Purchase will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. The Fund has no plans to offer for sale any other additional Interests, but may do so in the future.

               The Fund is an investment company registered pursuant to the Investment Company Act of 1940, as amended (the "Investment Company Act"). It is currently anticipated that Tiger, an investment fund affiliated with the Fund, may, upon the effectiveness of certain provisions contained in the recently enacted National Securities Markets Improvement Act of 1996 (the "1996 Act"), accept subscriptions from new investors to enable such investors
to participate in Tiger.   If Tiger elects to accept subscriptions from new
investors, the Corporate General Partner currently expects that it will exercise its right to dissolve the Fund pursuant to section 6.1(a)(3) of the L.P. Agreement. An election by the Corporate General Partner to dissolve the Fund will automatically result in the Fund's dissolution on the 60th day following such election unless, prior to such date, the election is overridden by a vote of all the Individual General Partners and 2/3 of the limited partners to continue the Fund. In the dissolution, limited partners of the Fund will be entitled to receive their pro rata share of the net assets of the Fund and may, in the sole discretion of the general partner of Tiger (an affiliate of the Corporate General Partner), be offered the opportunity to invest in Tiger or in a parallel investment fund with investment objectives substantially similar to Tiger.

               The dissolution of the Fund described in the immediately preceding paragraph is not expected to occur unless Tiger elects to accept subscription from new investors. In order for Tiger to be able to make such an election, certain provisions of the 1996 Act must become effective (which will occur no later than April 9, 1997). There can be no assurance that Tiger will elect to accept subscriptions from new investors or, if such election is made, the timing of such acceptances. In addition, it is possible that the Corporate General Partner may determine that it will not exercise its right to dissolve the Fund. Accordingly, there can be no assurance that the Fund will be dissolved, or that limited partners of the Fund will be afforded the opportunity to invest in Tiger or another affiliated investment fund.

               Except as otherwise described above and herein, the Fund does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional Interests in the Fund (other than the ability to make additional Interests available for subscription from time to time in the discretion of the Fund), or the disposition of Interests in the Fund; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) a sale or transfer of a material amount of assets of the Fund (other than in connection with ordinary portfolio transactions of the Fund); (d) any change of the identity of the general partners of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Individual General Partners of the Fund, to fill any existing vacancy for an Individual General Partner of the Fund or to change any material term of the advisory contract of the Corporate General Partner of the Fund, other than as described above and below; (e) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its investment policy, as amended, for which a vote would be required by Section 13 of the Investment Company Act of 1940; or (g) any changes in the L.P. Agreement, other than as described below, or other actions which may impede the acquisition of control of the Fund by any person. Items (h) through (j) of this Item 3 are not applicable to the Fund.

ITEM 4.           Interest in Securities of the Issuer.

               On January 1,1996, the Fund accepted $9,370,000 in new capital from new and existing limited partners. There have not been any transactions involving the Interests that were effected during the past 40 business days by any general partner of the Fund or any person controlling the Fund or any general partner of the Fund.

ITEM 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

               The PPM of the Fund, which was provided to each limited partner in advance of subscribing for Interests, provides that the Individual General Partners have the discretion to determine that the Fund will purchase Interests from time to time from limited partners pursuant to written tenders, and that the Corporate General Partner of the Fund expects that generally it will recommend to the Individual General Partners that the Fund purchase Interests from limited partners at the end of each fiscal year. In 1995, the Fund made a tender offer, expiring 12:00 midnight, December 31, 1995, for up to $125,000,000 of Interests and a tender offer expiring 12:00 midnight, January 31, 1996, for up to $175,000,000 of Interests (together, the "1995 Offer"). Pursuant to the 1995 Offer, an aggregate amount of $164,881,000 of Interests was tendered to, and purchased by, the Fund. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and any general partner of the Fund or any person controlling the Fund or any general partner of the Fund; and (ii) any person with respect to Interests.

ITEM 6.           Persons Retained, Employed or to Be Compensated.

               No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 7.           Financial Information.

     (a) Reference is hereby made to the audited financial statements for 1995 and 1994, attached as part of Exhibit A hereto, which are incorporated herein by reference. The Fund does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. Attached is the unaudited financial statement of the Fund for the six month period ended June 30, 1996, which it has prepared and furnished to limited partners pursuant to Rule 30d-1, and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1, promulgated under the Investment Company Act of 1940, as amended. The Fund does not have shares, and consequently does not have earnings or book value per share information available.

     (b) The Fund's assets would be reduced by the amount of the tendered Interests, but income relative to assets should not be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information available.

ITEM 8.           Additional Information.

     (a)          None.

     (b)          None.

     (c)          Not applicable.

     (d)          None.

     (e) Reference is hereby made to the information contained in the Offer of Purchase attached hereto as Exhibit A, which is incorporated herein by reference.

ITEM 9.           Material to be Filed as Exhibits.

     (A)          Offer to Purchase (including Financial Statements).

     (B)          Form of Letter of Transmittal.






                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PANTHER PARTNERS, L.P.

                                    By: Panther Management Company, L.P.
                                        Corporate General Partner



                                    By: Panther Management Corporation
                                        Sole General Partner


                                        By: /s/ Nolan T. Altman
                                            _________________________________
October 28, 1996                            Name:  Nolan T. Altman
                                            Title: Chief Financial Officer

                               EXHIBIT INDEX


Offer to Purchase (including Financial Statements)    Exhibit 99.a

Letter of Transmittal                                 Exhibit 99.b